UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 22 )

Stryker Corporation
(Name of Issuer)

Common Stock, $.10 Par Value
(Title of Class of Securities)

863667 10 1
(CUSIP Number)

Check here if a fee is being paid with this statement.

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person (Entities only)

Jon L. Stryker
N/A

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only
N/A

4.	Citizenship or Place of Organization
U.S.

5.	Sole Voting Power
4,893,408 Shares

6.	Shared Voting Power
42,906,370 Shares

7.	Sole Dispositive Power
4,893,408 Shares

8.	Shared Dispositive Power
42,906,370 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
47,799,778 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11.	Percent of Class Represented by Amount in Row 9
23.9%

12.	Type of Reporting Person
IN

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person (Entities only)

Pat Stryker
N/A

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only
N/A

4.	Citizenship or Place of Organization
U.S.

5.	Sole Voting Power
3,318,162 Shares

6.	Shared Voting Power
42,906,370 Shares

7.	Sole Dispositive Power
3,318,162 Shares

8.	Shared Dispositive Power
42,906,370 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
46,224,532 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11.	Percent of Class Represented by Amount in Row 9
23.1%

12.	Type of Reporting Person
IN

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person (Entities only)

Ronda E. Stryker
N/A

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only
N/A

4.	Citizenship or Place of Organization
U.S.

5.	Sole Voting Power
3,910,325 Shares

6.	Shared Voting Power
42,906,370 Shares

7.	Sole Dispositive Power
3,910,325 Shares

8.	Shared Dispositive Power
42,906,370 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
46,816,695 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11.	Percent of Class Represented by Amount in Row 9
23.4%

12.	Type of Reporting Person
IN

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person (Entities only)

Gerard Thomas
N/A

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only
N/A

4.	Citizenship or Place of Organization
U.S.

5.	Sole Voting Power
1,202,093 Shares

6.	Shared Voting Power
42,906,370 Shares

7.	Sole Dispositive Power
1,202,093 Shares

8.	Shared Dispositive Power
42,906,370 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
44,108,463 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11.	Percent of Class Represented by Amount in Row 9
22.1%

12.	Type of Reporting Person
IN

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person (Entities only)

Elizabeth S. Upjohn-Mason
N/A

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only
N/A

4.	Citizenship or Place of Organization
U.S.

5.	Sole Voting Power
579,294 Shares

6.	Shared Voting Power
43,808,810 Shares

7.	Sole Dispositive Power
579,294 Shares

8.	Shared Dispositive Power
43,808,810 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
44,388,104 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11.	Percent of Class Represented by Amount in Row 9
22.2%

12.	Type of Reporting Person
IN

Item 1.
(a)	Name of Issuer:
Stryker Corporation

(b)	Address of Issuer's Principal Executive Offices:
2725 Fairfield Road
Kalamazoo, MI 49002

Item 2.
(a)	Name of Persons Filing:
(b)	Addresses of Principal Business Office or, if none, Residence:

Jon L. Stryker
Greenleaf Trust
3505 Greenleaf Blvd.
Kalamazoo, MI 49008

Pat Stryker
Bohemian Companies
103 W. Mountain Avenue
Ft. Collins, CO 80524

Ronda E. Stryker
Greenleaf Trust
3505 Greenleaf Blvd.
Kalamazoo, MI 49008

Gerard Thomas
Miller, Canfield, Paddock & Stone
444 West Michigan Avenue
Kalamazoo, MI 49007

Elizabeth S. Upjohn-Mason
Greenleaf Trust
3505 Greenleaf Blvd.
Kalamazoo, MI 49008

(c)	Citizenship: U.S.

(d)	Title of Class of Securities: Common Stock, $.10 Par Value

(e)	CUSIP Number: 863667 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1, or 134-2(b), check whether the persons filing are:
N/A

Item 4.	Ownership

(a)	Amount Beneficially Owned:

At December 31, 2003 Jon L. Stryker, Pat Stryker, Ronda E. Stryker, Gerard Thomas and Elizabeth S. Upjohn-Mason, as members of the Advisory Committee under the L. Lee Stryker Trust (the "Stryker Trust") executed September 10, 1974, beneficially owned 42,906,370 shares of Common Stock, $.10 par value (the "Common Stock"), of Stryker Corporation.

The following table shows the beneficial ownership (other than indirect beneficial ownership through the Stryker Trust) of shares of Common Stock by the persons (other than the Stryker Trust) named in response to Item 2(a):

Name	Number of Shares
Jon L. Stryker	4,893,408
Pat Stryker	3,318,162
Ronda E. Stryker	3,910,325
Gerard Thomas	1,202,093
Elizabeth S. Upjohn-Mason	1,481,734(1)

(b)	Percent of Class:
The shares of Common Stock described in response to Item 4(a) amounted to 28.9% of the outstanding shares of Common Stock on December 31, 2003.

(c)

The following table sets forth, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of or (iv) shared power to dispose or to direct the disposition of.

	Power to Vote or to Direct theVote		Power to Dispose or to Direct the Disposition of
	Sole	Shared	Sole	Shared
Name
Jon L. Stryker	4,893,408	42,906,370(2)	4,893,408	42,906,370(2)
Pat Stryker	3,318,162	42,906,370(2)	3,318,162	42,906,370(2)
Ronda E. Stryker	3,910,325	42,906,370(2)	3,910,325	42,906,370(2)
Gerard Thomas	1,202,093	42,906,370(2)	1,202,093	42,906,370(2)
Elizabeth S. Upjohn-Mason	579,294	43,808,810(1,2)	579,294	43,808,810(1,2)

(1)	The reporting person is a member of a three-person advisory committee that has full voting and disposition power with respect to 902,440 shares of Common Stock held by three trusts.
(2)

Includes 42,906,370 shares of Common Stock owned by the Stryker Trust as to which such person, as a member of the Advisory Committee, may be deemed to share voting power and the power to direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class:
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
N/A

Item 8.	Identification and Classification of Members of the Group:
N/A

Item 9.	Notice of Dissolution of Group:
N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2004	/s/ JON L. STRYKER
Jon L. Stryker

Date:	February 13, 2004	/s/ PAT STRYKER
Pat Stryker

Date:	February 13, 2004	/s/ RONDA E. STRYKER
Ronda E. Stryker

Date:	February 13, 2004	/s/ GERARD THOMAS
Gerard Thomas

Date:	February 13, 2004	/s/ ELIZABETH S. UPJOHN-MASON
Elizabeth S. Upjohn-Mason